FullCircle Registry, Inc.

161 Alpine Drive

Shelbyville, Kentucky 40065

Phone:  (502) 410-4500  Fax (502) 633-6163

January 28, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

Response to Letter from SEC dated January 12, 2010

File No. 333-152062

To Whom It May Concern:

The following letter has been prepared in response to the Securities and Exchange Commission’s (the “Commission”) letter of January 12, 2010, with regard to Form S-1 registration statement Amendment No. 4 filed by the Company on December 31, 2009.

The Company will file Amendment No. 5 to Form S-1 contemporaneously with the filing of this letter.  The following clarifications have been made to Amendment No. 4 pursuant to the Commission’s request:

As a note to this response letter, the page numbers that are referenced in this document are correct with the latest Edgar version.

SEC Comment 1:

We note you are requesting confidential treatment for Exhibit 10.3. Please note that we will not be in a position to declare the registration statement effective until the confidential treatment request has been resolved. In addition, please note that your exhibit index should be marked to indicate that you are requesting confidential treatment for Exhibit 10.3.

Company Response:

The exhibit index has been revised in the amended registration statement in accordance with Comment 1.

SEC Comment 2:

We note your response to Comment 3 and reissue the comment in part. Please revise your cover page to disclose the most recent closing price for your common stock following reference to the conversion rate for the preferred.

Company Response:

The cover page of the Prospectus has been revised to reflect the Company’s stock price as of the filing date.

SEC Comment 3:

Your disclosure under "Use of Proceeds" on page 7 does not refer to the use of proceeds to repay notes. However, we note that if the maximum offering is sold, it appears that up to 35% the proceeds could be used to repay these notes. As such, please revise your disclosure under the heading "Use of Proceeds" on page 7.

Company Response:

The following revisions were made to the “Reduction of Debt” section on page 7 as follows:

Reduction of Debt

We have allocated up to $350,000 of the Offering to repay indebtedness.  If all of the securities offered hereunder are sold, the entire $350,000 will be used; if less than all of the securities offered are sold, the portion of the offering allocated to repayment of indebtedness will be reduced accordingly.

Please see the “Use of Proceeds” section at page 17 for a detailed discussion of the manner in which the Company will carry out its business plan in light of various amounts of proceeds received by the Company and the plans to use the proceeds of this Offering to carry out its business plan depending on the amount of proceeds received by the Company as part of this Offering.

The following paragraph was added under the “Use of Proceeds” section on page 8:

We have allocated up to $350,000 of the Offering to repay indebtedness if all of the securities offered hereunder are sold.  Of the outstanding indebtedness, there are three outstanding notes payable to unaffiliated third parties, in the aggregate principal amount of $65,000, with accrued interest of approximately $15,100.  The Company plans to repay these three notes first, with the oldest paid first.  The remaining indebtedness is owed to affiliates of the Company.  If, after repayment of these notes, there are offered proceeds available to repay additional indebtedness, the Company plans to repay these notes, or some portion thereof.

SEC Comment 4:

We note your response to Comment 11 and that you have added a risk factor in relation to the preparation of your financial statements on a going concern basis. Please expand this risk factor discussion to note that losses and negative cash flows could cause you to cease operations.

Company Response:

The risk factor referenced in SEC Comment 4 has been revised on page 11 of the Prospectus as follows:

The Company received a “going concern” opinion on its financial statements for the fiscal years ended December 31, 2007 and 2008, which means that our financial statements were prepared assuming that we would continue as a going concern. Our auditors have stated that due to our lack of profitability and our negative working capital, there is "substantial doubt" about our ability to continue as a going concern. The going concern opinion from our auditors represents a strong warning regarding our financial condition and ability to stay in business. In addition, the going concern opinion may limit our ability to obtain the financing required. If we continue to experience losses and negative cash flows, it could cause us to curtail or cease operations.

SEC Comment 5:

Please revise your disclosure to discuss how the notes to be repaid will be selected and how they will be repaid, whether pro rata or otherwise. For example, will the principal shareholders be repaid prior to repaying your officers and directors? Please also include a statement that the notes are payable to your principal shareholders, officers, and directors.

Company Response:

At the time of this Amendment there are only three remaining note holders who are not affiliates.  As of December 31, 2009, the principal balance of these notes is $65,000.00, with accrued interest of $15,080.55, or a total of $80,080.55.  We plan to pay these notes first out of available proceeds.  The remaining notes, with the principal shareholders, officers and directors, will be paid as funds become available on an as needed basis.  At the time of this Amendment, none of the note holders has requested the repayment of his or her notes.  Management will monitor these issues and will determine these priorities on an as needed basis with the principal shareholders, officers and directors.

The disclosures in both the “Reduction of Debt” section on page 7 of the Amendment and the “Use of Proceeds” section on page 8 have been revised accordingly.

SEC Comment 6:

We note that your disclosure on page 18 under the heading "There Is No Current Market for Our Shares of Preferred Stock and No Market Will Develop" is identical to the information contained under the same heading in your risk factor discussion. As such, it appears that you have inserted a risk factor in your plan of distribution discussion. Please revise your disclosure accordingly.

Company Response:

The duplicate language in the Plan of Distribution section has been deleted.

SEC Comment 7:

We note your disclosure that GE vacated the Wellness program shortly after your purchase of 50% of AMPO’s stock in 2006. Please expand your disclosure to indicate whether you have attempted to secure similar programs from other providers since 2006.

Company Response:

Current management is unable to attest to those details, as the person that was performing that work is deceased.  Once we were able to review the situation and to understand the value of the database, members of current management contacted several other organizations about providing similar services.  However, we found none that replicated the full services plans from GE Wellness.  Since that time the search has continued and several organizations have been found but none offer that complete package. More than one organization will be needed to proceed.   The FullCircle Mini-Med card that is discussed on page 35 under the heading “Multipurpose FullCircle FullServices Health Cards” is the plan that will be offered that replaces the GE Wellness plan.  Again, funding is required to initiate this service.

We have been in contact with a new company that was founded by the previous executives of GE Wellness and upon funding will move into negotiations to develop a similar program.

In light of the foregoing, the following language has been added to our GE Wellness discussion on page 33:

After termination of the agreement with GE Wellness the Company began to source other suppliers for these products. The FullCircle Mini-Med card which is discussed on page 35 under the heading “Multipurpose FullCircle FullServices Health Cards” is the plan that will be offered that replaces the GE Wellness plan.  Funding is required to initiate this service.  Although several opportunities are available now we have elected to postpone any further negotiations until funding is available from this Offering.

SEC Comment 8:

We note your response to Comment 20 and reissue the comment. Your disclosure on page II-1 indicates that you have had no sales of unregistered securities. However, your disclosure on page 48 notes various sales of unregistered securities. Please revise your disclosure on page II-1 to reconcile this inconsistency.

Company Response:

We have eliminated the section of the Prospectus titled “UNREGISTERED SALES OF EQUITY SECURITIES” and revised Item 12 of Section II to include past issuances as well as the shares issued in the fourth quarter of 2009 as follows:

Item 12. Recent Sale of Unregistered Securities.

Year Ending December 31, 2009

In December 2009 the Company issued 500,000 shares of Common Stock to a group of private investors for $10,000 in cash.

In December 2009 the company issued 3,371,416 shares to a group of note holders to retire $101,142.47 in notes and accrued interest

In December 2009 the company issued 716,689 shares of Common Stock to creditors in cancellation of $48,806.90 in accounts payable and accrued interest.

In September 2009 the Company issued 666,668 shares of Common Stock to a group of private investors for cash at .03 per share.

In September 2009 the company issued 500,000 shares of Common Stock to certain holders of Class A Preferred Shares in exchange for 10,000 Class A Preferred shares.

In May 2009 the Company issued 1,270,000 shares of Common Stock to a group of private investors for cash of .0315 per share.

Year Ending December 31, 2008

In December 2008 the Company issued 2,500,000 shares of Common Stock to a small group of private investors for cash at .02 per share.

In October 2008 the Company issued 1,666,667 shares of Common Stock to a small group of private investors for cash at .03 per share.

In October 2008 the Company issued 307,000 shares of Common Stock to a small group of private investors for cash at .011 per share.

During second quarter of 2008, the Company issued 2,000,000 shares of Common Stock for $80,000 cash to a related party at .04 per share.

During the second quarter 2008, the Company issued 100,000 shares of Common Stock for services for four new agents at .04 per share.

During the second quarter of 2008, the Company issued 100,000 shares of Common Stock to a single service provider for services at .04 per share.

During the first quarter 2008, the Company issued 100,000 restricted shares of Common Stock to a single service provider for services at .04 per share.

Year Ending December 31, 2007

During the year ended December 31, 2007, the Company issued an aggregate amount 2,500,000 shares of Common Stock for the conversion of $30,000 in notes payable. The shares were issued at a value of between $0.01 (2,000,000 shares) and $0.02 (500,000 shares) per share.

During 2007, the Company issued 538,452 shares of Common Stock for services rendered in behalf of the Company.

The Company believes that each of the foregoing transactions was exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

SEC Comment 9 (part 1):

We acknowledge your response to prior comment 17 and your revised disclosure. Please clarify the following in your disclosure:

•

What “commission expense” relates to. If this relates to the commission fee payable to your agents, please indicate that this fee is not due to the agent until the insurance policy is accepted by the insurance company. If this is not true, please advise.

Company Response:

The following revised language appears on page F-8 of the Amendment:

The commission fee is not due and payable to our agents until the insurance policy is accepted by the insurance company.  We book our commission fee expense at the same time that we book our insurance sales revenue. This is all done at the time that we learn of the acceptance of the sale of the insurance products.

When the insurance company accepts an insurance sale a commission is earned by FullCircle.  That commission is then classified as revenue.  Our agents receive a commission on each sale, which is a percentage of the FullCircle revenue for the policy that was sold.  The FullCircle commission and the agent commission fee vary depending on the type of policy and is a percentage of the commission that FullCircle receives.  This agent commission fee is not a considered a payable until (a) we receive notification of the acceptance of the insurance application and/or (b) when the FullCircle commission (revenue) check arrives.

SEC Comment 9 (part 2):

•

That the commission revenue earned by the company is based on a percentage of the insurance premium due. If this is not the case, please clarify how your commission revenue is determined. Your statement "The first premium payment is not booked as revenue until the insurance company has accepted it" implies that your commission revenue is the entire premium payment.

Company Response:

We consider our commission structures proprietary, and have not set them forth in detail. We do not believe the detail of the these policies is material to prospective investors, but would put us at a competitive disadvantage if publicly disclosed

Additionally, we advise you that the commission/revenue varies depending on policy and the volume of sales that FullCircle does with that insurance company.  If we have a stronger presence (very high volume), the commission/revenue can reach 100% of the first year’s premium on a life insurance policy.  With lower volume companies the commission could be as low as 60%.  In some other product relationships our revenue/commission could be as low as 5% of the first year’s premium in a group insurance policy sale.  In all situations the selling agent receives a commission/fee from FullCircle for performing the sale.

SEC Comment 10:

Your revised disclosure references licensing fees. Please tell us what these licensing fees relate to and the point at which these licensing fees are recognized.

Company Response:

Once we begin to operate with the use of the database we have the potential of leasing or selling its use.  We have revised our disclosure with regard to licensing fee income as follows:

The Company applies the provisions of SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements (“SAB 104”), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The SAB 104 outlines the basic criteria that must be met to recognize the revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue related to licensing fees when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable and (iv) collectability is reasonably assured.  The Company is not receiving revenues from licensing fees at this time.

SEC Comment 11 (part 1):

We acknowledge your response to prior comment 18 and your revised disclosure. Please disclose why the company changed the estimated useful life from 15 years to 5 years. Please also revise your disclosure on page 23 under Liquidity and Capital Resources related to the change in estimate and the effect it will have on your future operations.

Company Response:

Management evaluated the time lapse between 2007 (when the database value was ascertained) and 2009, a loss of two years. If the time lag for use of the database continues to be prolonged, there is the potential of some impairment to its value.  We believe that a more conservative valuation approach is appropriate at this time even though our book value is well under the appraised value from December 31, 2007.  Understanding this delay, Management elected to make the change to present a more conservative value on our balance sheet.  At this time we do not expect this delay to impact our pro formas since they were originally developed with the expectation that we would incur some delays.  We do believe that our customer database is viable from our beta tests performed in 2008.  The Company is planning to perform an impairment test in 2010.

SEC Comment 11 (part 2):

Please also revise your disclosure on page 23 under Liquidity and Capital Resources related to the change in estimate and the effect it will have on your future operations.

Company Response:

We have revised the language under the heading “Liquidity and Capital Resources” at the end of the second paragraph on page 22 as follows:

In the September quarter 2008, per advice of our Company’s CPA, the company began depreciating our database on a 15-year amortization plan of expensing $6,146 per quarter. A thorough evaluation was conducted of our database and based on those results it was determined to assign a 15 year life.  In the September quarter of 2009 the company re-evaluated the customer database and our amortization schedule and revised that schedule to a 5-year life based on the fact that two years had lapsed since the value of the database was realized.  Also, because of the delay of funding management elected to make this amortization change to present a more conservative valuation of our database.  The amortization is now expensed at the rate of $21,510 per quarter.  We do not believe that this change in amortization will have any impact on future operations other than to present a more rapid decline of the value of the database on our balance sheet.

In addition, we have added an additional statement at the end of the last paragraph of Note 7 on page F-15.

In September of 2008 the Company engaged the firm of Potter and Company, LLP to perform a valuation of our 68,000 customer database. On January 26, 2009 the valuation was provided showing the value of the database asset to be $541,332, which exceeded our book value of $368,746, less accumulated depreciation of $46,094. In the September quarter of 2009 the company re-evaluated the customer database and our amortization schedule and revised that schedule to a 5-year life based on the fact that two years had lapsed since the value of the database was learned.  Also, because of the delay of funding management elected to make this amortization change to present a more conservative valuation of our database.  The amortization is now expensed at the rate of $21,510 per quarter.  We do not believe that this change in amortization will have any impact on future operations other than to present a more rapid decline of the value of the database on our balance sheet.

* * * * * * * * * * * *

Please feel free to contact us or our attorney, Matthew D. Watkins at (502)589-4215, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President